SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2013

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The Company announces that at the Annual General Meeting of Shareholders held on November 28, 2013 the following resolutions were approved by the shareholders, each  by the respective requisite majority:

1.	Re-election of Mr. Zwi Williger, Mr. Joseph Williger and Mr. Chaim Gertal to the Board of the Company;

2.
Approval of  Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), certified public accountants in Israel , as the Company’s auditors for the year 2013 and for an additional period until the next General Meeting; and authorization of the Board and the Audit Committee to determine the auditors’ fees;

3.	Approval of the Company's Compensation Policy;

4.	Approval of an annual bonus payment to the Company's Chief Executive Officer, Mr. Gil Hochboim;

5.	Approval of an equity grant to the Company's Chairman of the Board of Directors, Mr. Zwi Williger;

6.	Approval of an equity grant to the Company's President and Director, Mr. Joseph Williger; and

7.	Approval of an equity grant to the Company's Chief Executive Officer, Mr. Gil Hochboim.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on October 25, 2006 (File No. 333-11848 and 333-138200).

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: November 29, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer